Filed Pursuant to Rule 424(b)(2)

Registration No. 333-176914

Pricing Supplement to the Prospectus dated September 19, 2011 the Prospectus Supplement dated September 19, 2011 and the General Terms Supplement dated March 22, 2012— No. 1372

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $75,000,000 Equity Index-Linked Notes due 2013 (Linked to the MSCI Daily Total Return Net World Index)

The notes do not bear interest.  The amount that you will be paid on your notes on the stated maturity date (April 10, 2013, subject to adjustment) is based on the performance of the MSCI Daily Total Return Net World Index (the “index” or “underlier”), as measured from the trade date (March 27, 2012) to and including the determination date (April 3, 2013, subject to adjustment).  If the index return (defined below) is negative and less than -1.05% (the final index level is less than the initial index level by more than 1.05%), you would lose a portion of your investment in the notes and may lose a substantial portion of your investment depending on the performance of the index.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (which will be determined on the determination date, subject to adjustment) from the initial index level of 3,315.034, which we refer to as the “index return”.  The index return may reflect a positive return (based on any increase in the index level over the life of the notes) or a negative return (based on any decrease in the index level over the life of the notes).

On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) the sum of the index return plus 1.05% times (b) $1,000.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the index on any day other than the determination date.  You could lose a substantial portion of your investment in the notes.  Any decrease between the initial index level and the final index level beyond 1.05% will reduce the payment you will receive on the stated maturity date below the face amount of your notes.  In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and the description of additional terms of the notes in the accompanying general terms supplement.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price.  The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.  We encourage you to read “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying general terms supplement and “Additional Risk Factors Specific to Your Notes” on page S-7 of this pricing supplement so that you may better understand those risks.

Original issue date (settlement date):	April 3, 2012	Original issue price:	100.00% of the face amount
Underwriting discount:	0.10% of the face amount	Net proceeds to the issuer:	99.90% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The MSCI indices are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are licensed for use for certain purposes by The Goldman Sachs Group, Inc. and its affiliates. These securities, based on the MSCI Daily Total Return Net World Index, have not been passed on by MSCI as to their legality or suitability, and are not issued, sponsored, endorsed, sold or promoted by MSCI, and MSCI bears no liability with respect to any such securities. No purchaser, seller or holder of the securities, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the securities without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.  The general terms supplement contains a more detailed description of the limited relationship MSCI has with The Goldman Sachs Group, Inc. and any related securities.

Goldman, Sachs & Co.

Pricing Supplement dated March 27, 2012.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”.  Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries.  Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, in each case relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc, references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated March 22, 2012, of The Goldman Sachs Group, Inc.  This pricing supplement supersedes any conflicting provisions of the accompanying general terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Index:  the MSCI Daily Total Return Net World Index (Bloomberg Symbol, “NDDUWI Index”); see “The Index” on page S-20

Specified currency:  U.S. dollars (“$”)

Face amount:  each note will have a face amount of $1,000, or integral multiples of $1,000 in excess thereof; $75,000,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Payment amount:  on the stated maturity date, we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the sum of (1) the $1,000 face amount plus (2) the product of (a) the sum of the index return plus the supplemental return times (b) $1,000

Purchase at amount other than face amount:  The amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount.  See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected”

Trade date:  March 27, 2012

Settlement date (original issue date):  April 3, 2012

Initial index level:  3,315.034

Final index level:  the closing level of the index on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Closing level:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-26 of the accompanying general terms supplement

Index return:  the quotient of (i) the final index level minus the initial index level divided by (ii) the initial index level, expressed as a positive or negative percentage

Supplemental Return:  1.05%

Stated maturity date:  April 10, 2013, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-12 of the accompanying general terms supplement

Determination date:  April 3, 2013, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-13 of the accompanying general terms supplement

No interest:  the notes do not bear interest

No redemption:  the notes will not be subject to redemption right or price dependent redemption right

Market disruption event:  as described under “Specific Terms of Your Notes — Special Calculation Provisions — Market Disruption Event” on page S-26 of the accompanying general terms supplement.  Notwithstanding anything contained in the accompanying general terms supplement to the contrary, a “constituent index of an underlier” with respect to the MSCI Daily Total Return Net World Index refers to the component country indices that comprise the MSCI Daily Total Return Net World Index

No listing:  the notes will not be listed on any securities exchange or interdealer market quotation system

Calculation agent:  Goldman, Sachs & Co.

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-25 of the accompanying general terms supplement

Trading day:  notwithstanding anything contained in the accompanying general terms supplement to the contrary, when we refer to a trading day with respect to your notes, we mean a day on which the MSCI Daily Total Return Net World Index is calculated and published by the underlier sponsor

CUSIP no.:  38147A630

ISIN no.:  US38147A6304

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only.  It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that various hypothetical final index levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final index levels that are entirely hypothetical; no one can predict what the index level will be on any day throughout the life of your notes, and no one can predict what the final index level will be on the determination date.  The index has been highly volatile in the past — meaning that the index level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the table reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the issue price.  For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Original Issue Price” on page S-7 and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-8.

For these reasons, the actual performance of the index over the life of the offered notes, as well as the payment amount at maturity, if any, may bear little or no relation to the hypothetical examples shown below or to the historical closing levels of the index shown elsewhere in this pricing supplement.  For information about the closing level of the index during recent periods, see “The Index — Historical Quarterly High, Low and Closing Levels of the Index” on page S-14.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the underlier stocks.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The table below shows the hypothetical payment amounts that we would deliver on the stated maturity date in exchange for each $1,000 face amount of the notes if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown in the left column.

The table below assumes that the notes are purchased on the original issue date at the face amount and held to the stated maturity date.  Moreover, the table below assumes that there is no change in or affecting the method by which the index sponsor calculates the index and that no market disruption event occurs with respect to any underlier stock on the determination date.

The levels in the left column of the table below represent hypothetical final index levels and are expressed as percentages of the initial index level.  The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level), and are expressed as percentages of the face amount of a note.  Thus, a hypothetical payment amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level) and the assumptions noted above.

Hypothetical Final Index Level (as Percentage of Initial Index Level)	Hypothetical Payment Amount (as Percentage of Face Amount)
150.00%	151.05%
140.00%	141.05%
125.00%	126.05%
115.00%	116.05%
110.00%	111.05%
105.00%	106.05%
100.00%	101.05%
98.95%	100.00%
95.00%	96.05%
90.00%	91.05%
85.00%	86.05%
75.00%	76.05%
50.00%	51.05%
25.00%	26.05%
0.00%	1.05%

If, for example, the final index level were determined to be 25.00% of the initial index level, the cash settlement amount that we would deliver on your notes at maturity would be 26.05% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 73.95% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  In addition, if the final index level were determined to be 150.00% of the initial index level, the cash settlement amount that we would deliver on your notes at maturity would be 151.05% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would gain 51.05% on your investment.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical payment amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes.  The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes.  If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.  Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-8.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final index level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the index level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011 and “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement.  Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the index to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used By Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less than the Original Issue Price

The original issue price for your notes, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market, which it is under no obligation to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

The value or quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co.  See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes.  See “— Your Notes May Not Have an Active Trading Market” below.

You May Lose a Substantial Portion of Your Investment in the Notes

You can lose a substantial portion of your investment in the notes.  The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the MSCI Daily Total Return Net World Index as measured from the initial index level of 3,315.034 to the closing level on the determination date.  If the final index level for your notes is less than the initial index level by more than the supplemental return, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the index return plus 1.05% times $1,000.  Thus, you may lose a substantial portion of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Amount Payable on Your Notes Is Not Linked to the Level of the Index at Any Time Other Than the Determination Date

The final index level will be based on the closing level of the index on the determination date (subject to adjustment as described elsewhere in this pricing supplement).  Therefore, if the final index level drops below the initial index level by more than 1.05%, you will receive less than the face amount of your notes on the stated maturity date and may lose a substantial portion of your investment in the notes.  The payment amount for your notes will be significantly less than it would have been had the payment amount been linked to the closing level of the index prior to such drop in the level of the index. Although the actual level of the index on the stated maturity date or at other times during the life of your notes may be higher than the final index level, you will not benefit from the closing level of the index at any time other than on the determination date.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The payment amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date.  A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•                  the level of the index;

•                  the volatility — i.e., the frequency and magnitude of changes — in the level of the index;

•                  the dividend rates of the stocks underlying the index;

•                  economic, financial, legislative regulatory and political, military or other events that affect the stock markets generally and the stocks underlying the index, and which may affect the level of the index;

•                  other interest rates and yield rates in the market;

•                  the time remaining until your notes mature; and

•                  our creditworthiness, whether actual or perceived, including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future levels of the index based on its historical fluctuations. The actual level of the index over the life of the notes may bear little or no relation to the historical closing level of the index or to the hypothetical examples shown elsewhere in this pricing supplement.

If the Level of the Index Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the index. Changes in the level of the index may not result in a comparable change in the market value of your notes.  Even if the level of the index increases above the initial index level during the life of the notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Except to the Extent We Are One of the Companies Whose Common Stock Comprises the MSCI Daily Total Return Net World Index, There Is No Affiliation Between the Underlier Stock Issuers or the Index Sponsor and Us, and We Are Not Responsible for Any Disclosure by Any of the Other Underlier Stock Issuers or the Index Sponsor

The common stock of Goldman Sachs is one of the underlier stocks comprising the MSCI Daily Total Return Net World Index.  Goldman Sachs is not otherwise affiliated with the issuers of the underlier stocks or the index sponsor.  As we have told you above, however, we or our affiliates may currently or from time to time in the future own securities of, or engage in business with the index sponsor or the underlier stock issuers.  Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index or any of the other underlier stock issuers. You, as an investor in your notes, should make your own investigation into the index and the underlier stock issuers.  See “The Index” below for additional information about the index.

Neither the index sponsor nor any of the other underlier stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes.  Thus, neither the index sponsor nor any of the underlier stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes.  This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.  We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences — United States Holders — Change in Law” below. You should consult your own tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-26 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”.  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into or expect to enter into hedging transactions involving purchases of futures and other instruments linked to the index on or before the trade date.  In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the index or the underlier stocks.  Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•                  expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the index or some or all of the underlier stocks,

•                  may take or dispose of positions in the securities of the underlier stock issuers themselves,

•                  may take or dispose of positions in listed or over-the-counter options or other instruments based on underliers designed to track the performance of the stock exchanges or other components of the equity markets, and/or

•                  may take short positions in the underlier stocks or other securities of the kind described above— i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index or the underlier stocks. We expect these steps to involve sales of instruments linked to the index on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the underlier stocks, or listed or over-the-counter options, futures or other instruments linked to the index, some or all of the underlier stocks or indices designed to track the performance of the U.S., European, Asian or other stock exchanges or other components of the U.S., European, Asian or other equity markets or other components of such markets.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity.  See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

THE INDEX

The MSCI World Index is a stock index that is calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, and is a free float adjusted market capitalization index. The index is intended to provide performance benchmarks for developed equity markets. The end-of-day net daily total return U.S. dollar version of the index is reported by Bloomberg under the ticker symbol “NDDUWI”.

The index is one of MSCI’s Global Investable Market Indices.  For more information about the MSCI Global Investable Market Indices, see “The Underliers-MSCI Indices” on page S-35 of the accompanying general terms supplement.  The discussion in this section supplements and, where inconsistent, amends that discussion in the general terms supplement.

As of March 27, 2012, the constituents of the index were derived from the constituents of MSCI’s standard single country indexes, representing 24 developed market countries. The developed market countries included, and their relative weightings as of March 27, 2012, in the index are: Australia (3.53%), Austria (0.11%), Belgium (0.43%), Canada (5.02%), Denmark (0.47%), Finland (0.37%), France (3.90%), Germany (3.65%), Greece (0.04%), Hong Kong (1.23%), Ireland (0.12%), Israel (0.27%), Italy (1.00%), Japan (9.12%), Netherlands (1.04%), New Zealand (0.05%), Norway (0.41%), Portugal (0.09%), Singapore (0.75%), Spain (1.22%), Sweden (1.34%), Switzerland (3.58%), the United Kingdom (9.50%) and the United States (52.77%).

As of March 27, 2012, the companies included in the index were divided into nine Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the percentage included as of March 27, 2012 in such sectors indicated in parentheses): Consumer Discretionary (10.82%), Consumer Staples (10.43%), Energy (11.00%), Financials (19.05%), Health Care (9.95%), Industrials (11.08%), Information Technology (12.95%) and Materials (7.17%).

Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

MSCI currently has a global minimum size range for a developed market standard index is a full market capitalization of USD 1.69 billion to USD 3.89 billion. Companies with a full market capitalization below this level are not included in any developed market standard index, including the index.

In addition to the investability screens described in the general terms supplement, MSCI has added a sixth investability screen, the Minimum Foreign Room Requirement, which is applied at the individual security level.  To be eligible for inclusion in a market investable equity universe, a security that is subject to a foreign ownership limit must have at least 15% of its shares, relative to the maximum permitted foreign ownership, still available to foreign investors. If a security’s foreign room is less than 25% and equal to or higher than 15%, the foreign inclusion factor for that security will be adjusted downward.  The minimum foreign room requirement will also be applied to new constituents at the semi-annual index reviews.

Daily Total Return Methodology

The index is a net daily total return net index. A daily total return index measures the market performance, including price performance and income from regular cash distributions (cash dividend payments or capital repayments), while a net daily total return index measures the price performance and income from dividends, net of certain withholding taxes. MSCI calculates withholding taxes using the highest applicable withholding tax rate applicable to institutional investors. This net income is reinvested in the index and thus makes up part of the total index performance. MSCI’s net daily total return methodology reinvests cash dividends in indices the day the security is quoted ex-dividend, or on the ex date. Certain cash distributions, including regular cash dividends and optional dividends, are reinvested in the index if, a day prior to the ex-date, the dividend impact on price is less than 5%.

If the impact is 5% or more, the dividend will be reflected in the index through a price adjustment. A specific price adjustment is always applied for stock dividends at no cost to the shareholders, an extraordinary capital repayment or a dividend paid in the shares of another company. For the capital repayments that are deemed to be extraordinary compared to the dividends’ policy of the company or to the historical cash distributions, the price of the security is adjusted on the ex-date of the extraordinary capital repayment. Cash payments related to corporate events, such as mergers, acquisitions and liquidations are considered on a case-by-case basis.

Special cash dividends that are greater than or equal to 5% of the market price of the underlying security are reflected in the index through an adjustment on their ex-date. A price adjustment factor using the gross dividend amount is applied for index. For certain special cash dividends subject to withholding taxes, MSCI reinvests a negative amount corresponding to the withholding tax. This negative reinvestment is reflected simultaneously with the price adjustment factor on the ex-date of the special cash dividend.

In connection with scheduled index reviews, MSCI has noted that consistency is a factor in maintaining each component country index.  MSCI also will generally address any primary and secondary offerings of less than 5% of the security’s number of shares included in an index in the quarterly index reviews. For more details about scheduled index reviews and the MSCI Global Investable Market Indices generally, see “The Underliers-MSCI Indices” on page S-35 of the accompanying general terms supplement.

Historical Quarterly High, Low and Closing Levels of the Index

The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical closing levels of the index as an indication of the future performance of the index.  We cannot give you any assurance that the future performance of the index or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.  During the period from January 1, 2007 through March 27, 2012, there were 1105 12-month periods, the first of which began on January 1, 2007 and the last of which ended on March 27, 2012.  In 533 of such 1105 12-month periods, the closing level of the index on the final date of such period has fallen below 98.95% the closing level of the index on the initial date of such period.  Therefore, during approximately 48.24% of such 12-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity.  (We calculated these figures using fixed 12-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the index.  Before investing in the offered notes, you should consult publicly available information to determine the relevant index levels between the date of this pricing supplement and the date of your purchase of the offered notes.  The actual performance of the index over the life of the offered notes, as well as the payment amount at maturity may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2009, 2010 and 2011 and the first calendar quarter of 2012 (through March 27, 2012).  We obtained the levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Index

	High	Low	Last
2009
Quarter ended March 31	2,220.195	1,616.502	1,894.511
Quarter ended June 30	2,369.574	1,923.787	2,287.579
Quarter ended September 30	2,723.307	2,186.785	2,686.679
Quarter ended December 31	2,818.536	2,596.049	2,796.035

2010
Quarter ended March 31	2,891.337	2,617.232	2,886.601
Quarter ended June 30	2,987.663	2,519.053	2,520.962
Quarter ended September 30	2,879.994	2,508.445	2,868.232
Quarter ended December 31	3,124.941	2,859.034	3,124.941

2011
Quarter ended March 31	3,332.361	3,087.024	3,274.807
Quarter ended June 30	3,422.514	3,146.282	3,290.219
Quarter ended September 30	3,343.605	2,703.747	2,743.578
Quarter ended December 31	3,119.114	2,670.324	2,951.809

2012
Quarter ending March 31 (through March 27, 2012)	3,322.589	2,975.271	3,315.034

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc.  In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•                  a dealer in securities or currencies;

•                  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•                  a bank;

•                  a life insurance company;

•                  a regulated investment company;

•                  a tax exempt organization;

•                  a person that owns a note as a hedge or that is hedged against interest rate risks;

•                  a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•                  a person whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Tax Treatment.  You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as pre-paid forward contracts with respect to the index.  Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or maturity and your tax basis in your notes. Your tax basis in your notes will generally be equal to the amount that you paid for the notes.  If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss.  If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments.  There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate.  For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, as a capital loss.

If the rules governing contingent payment obligations apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. You should consult your tax advisor as to the tax consequences of any possible alternative characterizations of your notes for U.S. federal income tax purposes.

Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals. Except to the extent otherwise provided by law, The Goldman Sachs

Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued.  You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder.  You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•                  a nonresident alien individual;

•                  a foreign corporation; or

•                  an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” and “— United States Alien Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests.  Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are:  transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.  For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on April 3, 2012, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the offered notes which are the subject of the offering contemplated by this pricing supplement in relation thereto may not be made to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such offered notes may be made to the public in that Relevant Member State:

(a) if the final terms in relation to the offered notes specify that an offer of those notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a “Non-exempt Offer”), following the date of publication of a prospectus in relation to the offered notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, in the period beginning and ending on the dates specified in such prospectus or final terms, as applicable and the Issuer has consented in writing to its use for the purpose of that Non-exempt Offer;

(b) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(c) at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(d) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of offered notes referred to in (b) to (d) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC

(and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), if such advertisement, invitation or document is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong, the “SFO”) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.  As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore.  Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the offered notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) pursuant to Section 276(7) of the SFA.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

		$75,000,000 The Goldman Sachs Group, Inc. Equity Index-Linked Notes due 2013 (Linked to the MSCI Daily Total Return Net World Index) Medium-Term Notes, Series D Goldman, Sachs & Co.

	Page
Pricing Supplement

Summary Information	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-7
Use of Proceeds and Hedging	S-11
The Index	S-12
Supplemental Discussion of Federal Income Tax Consequences	S-15
Employee Retirement Income Security Act	S-18
Supplemental Plan of Distribution	S-19
Validity of the Notes	S-21

General Terms Supplement dated March 22, 2012

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-30
Licenses	S-31
S&P 500® Index	S-31
MSCI Indices	S-35
Hang Seng China Enterprises Index	S-43
Russell 2000® Index	S-47
FTSE® 100 Index	S-52
Euro STOXX 50® Index	S-56
TOPIX	S-60
Dow Jones Industrial AverageSM	S-65
The iShares® MSCI Emerging Markets Index Fund	S-67

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140